(PAGE NUMBERS REFER TO PAPER DOCUMENT ONLY)

April 2, 2008

                            VIA EDGAR (as correspondence)

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Mail Stop 3720
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0409

RE:         CPI Corp.
Form 10-K for the fiscal year ended February 3, 2007
File No. 1-10204

Form 10-Q for the quarterly period ended November 10, 2007
File No. 1-10204

Dear Mr. Spirgel:

    Your letter to Mr. Gary W. Douglass, Chief Financial Officer of CPI Corp. (the "Company"), dated March 5, 2008, requested supplemental information and clarification of certain points addressed in the filing identified.  After reviewing your letter, Ms. Jane Nelson, the Company’s General Counsel, contacted Mr. Michael Henderson on March 11, 2008 and requested an extension of the time for the Company’s response to April 2, 2008, which was granted.  A letter confirming the extension was sent to Mr. Henderson on March 17, 2008.

The remainder of this document outlines the Company’s responses keyed to the Staff’s original comment number.

SEC Comment Letter dated March 5, 2008

Form 10-Q for the quarterly period ended November 10, 2007

Note 7 – Goodwill and Intangible Assets, page 10

1.
We note that the initial terms of each agreement vary significantly.  For example, we note that the agreement in Mexico can be terminated with 30 days notice, while the agreement for Canada has a five-year term with an option to renew for two renewal periods of two years.  We further note that your agreement in the United States has an initial term of three years with automatic renewals for an additional two years for each studio from which Wal-Mart receives rental fees for the period July 1, 2008 through June 30, 2009 at a minimum specified rate per square foot.

With respect to these varying terms and your belief that renewals are likely and will occur at reasonable costs, please:

•	Tell us why the value and useful life attributed to your host agreements with Wal-Mart in the United States, Canada and Mexico were grouped together.

•
Provide us with a more detailed analysis of paragraphs 11c. and 11d. of SFAS No.142.  Please note that the useful life of your host agreements should be the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.  Your response should include a detailed discussion regarding your experience in renewing the agreements, including, at a minimum, a discussion as to whether material modifications are made to the host agreements, considering both changes made during each renewal process and considering the modifications made over several renewal periods, the types of changes made to original terms and conditions of your agreements, your history with respect to your Sears agreement(s), and whether you intend to change or modify the agreements in the foreseeable future.

In the valuation of the host agreements, the valuation analysis was conducted separately for the United States, Canada and Mexico. In this analysis, there was no value assigned to the host agreement related to Mexico because of the unprofitable results for the Mexican subsidiary in recent years.  The Canadian and US host agreements were valued separately based on the respective cash flows associated with the agreements and were not grouped together.  However, the analysis of the underlying host agreements resulted in ascribing the same life to the agreements.  We believe this is appropriate as the operations of the US and Canada are expected to be substantially economically linked in the future and the relationships are anticipated to remain with the same vendor.  This is similar to the historical relationship we have had with Sears and, accordingly, we have assigned the same useful lives.

With respect to our experience in renewing our host agreements with Sears, since 1989 the commission structure has remained effectively the same at 15% of net sales from studios in Sears stores and 7.5% of studio sales from Sears Portrait Studios located outside of Sears stores.   Since that time, the fundamental operating terms have remained substantially the same through various license agreement terms.  The Company is responsible for its own equipment, employees and advertising costs.  Sears provides the premises, daily cashiering, bookkeeping, utilities, maintenance and security.  A history of our relationship with Sears follows:

The Company has operated portrait studios in Sears Roebuck and Co. stores since 1959, when its predecessor corporation, Jack B. Nimble, offered photography services in Sears full-line and catalog stores.  In 1986, the Company became the only portrait photographer licensee in Sears, a distinction it has held since then.  The Company’s operations have been subject to a series of license agreements with Sears, dating back to 1961.  Except in conjunction with the closing of a Sears store, Sears has never terminated the Company’s license to operate a studio.

In the early years, the Company paid Sears a flat fee for each portrait studio patron.  The flat fee was replaced with a commission of 10% by the time a new license agreement was signed in 1969.  At some point before 1982, the commission rate was 10% of annualized net sales for studios with sales of less than $50,000 and 15% for all studios with annualized net sales in excess of $50,000.  By 1989, the structure was revised to keep the historical commission rates for studios located within Sears stores, but to include a commission of 7.5% of studio sales from Sears Portrait Studios located outside of Sears stores.   In 2003, the rate was revised to a rate of 15% for sales within Sears stores and 7.5% of studio sales from Sears Portrait Studios located outside of Sears stores.  This change had minimal impact since most studios within Sears stores had sales in excess of $50,000.  This structure remains today.

The initial terms of the Company’s license agreements with Sears have ranged from one year to five years, but both parties had the right to terminate the agreement on 60-90 days’ notice.  The current agreement, dated as of January 1, 1999, was initially for a five-year term, with a mutual right to terminate on 90 days notice.  In November 1999, however, the term was extended to 10 years, the right to terminate on 90 days notice was eliminated and the Company agreed not to compete with Sears Portrait Studios by providing portrait photography services in other venues. The non-compete provisions were removed in 2003 when the parties amended the agreement to provide for additional commission in the event the Company opened studios in other venues and failed to achieve predetermined sales metrics in Sears.

Management believes the lives ascribed to the Wal-Mart agreements of 21.5 years (see the response to #3 below) are representative of the useful lives of the host agreements, assuming renewals without material modifications to the existing terms and conditions.  In addition, based on our experience we believe such renewals will be achieved without substantial cost.  Accordingly, we believe we have properly considered paragraphs 11c. and 11d. of SFAS No.142 in the determination of our useful lives.  Our expectation and the assumption in the valuation of the Wal-Mart agreements is that the terms will remain substantially the same as those currently in place.

2.
Tell us whether there is any difference between the fair value of the host agreements immediately before and immediately after a renewal.  Also, tell us whether existing terms and conditions that are subject to change upon renewal or extension:

•	Could result in a diminution in value of the intangible asset.
•	Would fundamentally alter the underlying rights of the intangible asset.

In the current analysis of the fair value of the host agreements, there is no difference between the fair value immediately before and immediately after a renewal. This is based on the assumption of a constant rate being maintained with the host prospectively and, which based on our history of operating similar host agreements, we believe will remain such without material modification.  Should such changes occur in the future, there could be a diminution in value of the intangible asset.  Such changes could fundamentally alter the underlying rights of the intangible asset.  While having material changes would be inconsistent with our operating history, should such changes occur, the asset will be tested for recovery and adjustments, if necessary, will be made.

3.
We note in your weighted average life analysis you indicated that there was a 40% probability of an estimated life of 20 years and a 40% probability of an estimated life of 25 years. However, your assumption for both was that the “estimate (was) based on the relationship of other portrait studios located within retail hosts.”  Please clarify the difference between both assumptions, other than the different life assigned to each.

We considered and evaluated the following factors in arriving at our estimate of the remaining useful lives of the Wal-Mart Lease Agreements:

•	CPI has maintained a similar relationship with Sears for over 40 years under a series of agreements,
•	PCA had an approximate 30 year relationship with K-Mart before switching to Wal-Mart as its host operator,
•	JC Penney has been using Lifetouch for over 20 years,
•	Target has been using Lifetouch for over 14 years, and
•	Based on our experience, these lives are indicative of the difficulty of changing vendors resulting in extended relationships for the vendors.

Due to the small sample size of similar agreements noted above, we had to apply judgment in determining the probability of a 20 year life or a 25 year life.  Based on the information available to us, it appeared most likely that the life would be within the 20 to 25 year range.  The only difference between the two assumptions is the life.

4.
Please confirm that you will evaluate whether your host agreements should be tested for recoverability in the event that any potential or actual studio closures occur. Also, confirm that you will reassess the useful life in the event there are closures. Refer to paragraphs 8 and 9 of SFAS No. 144. Please revise your disclosures to include such a discussion.

As required by paragraphs 8 and 9 of SFAS 144, we will evaluate whether the host agreements should be tested for recoverability in the event that any potential or actual studio closures occur.  Additionally, we will reassess the useful life in the event of significant studio closures.  We respectfully request the ability to revise our disclosure to include such a discussion prospectively when we file our Form 10-K for the fiscal year ended February 2, 2008 on or before April 17, 2008.

 *  *  *  *

To the extent we can facilitate the Staff’s timely review of our response by being available to discuss and further clarify our responses, please do not hesitate to contact me at (314) 231-1575, extension 3310.

Yours truly,

By: /s/ Gary W. Douglass
-----------------------------------------
Gary W. Douglass
Executive Vice President, Finance
Chief Financial Officer

Cc:          Mr. Kyle Moffatt, Accountant Branch Chief
Mr. Michael Henderson, Staff Accountant